May 22, 2025

Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

       Re: Rise Companies Corp.
           Registration Statement on Form 10-12G
           Filed April 25, 2025
           File No. 000-56741
Dear Benjamin S. Miller:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Explanatory Note, page 1

1. You state that while you believe your independent industry sources are reliable, you have not independently verified the accuracy and completeness of the information in your registration statement. This statement implies an inappropriate disclaimer of responsibility with respect to this information. Please either delete such statement or specifically state that you are responsible for the disclosure in the registration statement.
Item 1. Business, page 5

2. We note that your business is operating the Fundrise Platform and sponsoring various
       Fundrise Investment Products, Investment Products, and Sponsored Programs. Please
       substantially revise this section to more fully discuss your business, including adding disclosures regarding such products, your role with respect to such products, and the
 May 22, 2025
Page 2

       fees you collect in connection with such products. Please also revise to describe the effect of existing or probable governmental regulations on the business. See Item
       101(h)(4) of Regulation S-K.
Item 1A. Risk Factors
Risks Related to our Structure, page 12

3. Please add a risk factor discussing the lack of voting rights for the Class B common stock. In addition, expand the first risk factor in this section to discuss the insider ownership of shares of Class F common stock, and that Class F common stock carries ten votes per share.
Item 2. Financial Information
Offering Results, page 25

4. We note your statement on page 25 that shares of your Class B common stock are being currently offered and sold only to existing investors in the Fundrise Investment
       Products. However, we note that you have filed an offering statement on Form 1-A, which states that you are offering shares of your Class B common stock "to the public." Please revise to clarify this disclosure.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 27

5. Please revise your disclosure to identify the natural person(s) with dispositive investment and voting control of the shares beneficially held by Oak Pacific
       Investment. Refer to Item 403 of Regulation S-K. Please also expand your discussion of the voting agreement to further explain how it works with respect to the Class A shares and the Class F shares. In this regard, for example, we note that two individuals own an equal number of shares of Class F stock, and that a 5% ownership level of the
       Class A shares has been allocated to the voting agreement.
Item 5. Directors and Executive Officers, page 29

6. Please expand your disclosures to provide additional information required by Item
       401 of Regulation S-K. For example, discuss any applicable arrangements between a director and any other persons(s) pursuant to which he or she was selected as a director. In this regard, we note your disclosures that certain of your shareholders are entitled to elect a specified number of directors. As another example, revise to describe Charlotte Liu's business experience during each of the past five years.
Exhibits

7. Please file the lease for the office space used as your headquarters, or advise us why it is not material. Refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related
 May 22, 2025
Page 3

matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   David H. Roberts